UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-09120

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

THRIFT AND TAX-DEFERRED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

80 PARK PLAZA

NEWARK, NEW JERSEY 07102

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

THRIFT AND TAX-DEFERRED SAVINGS PLAN

All other schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Committee, Plan Administrator, and Participants of

Public Service Enterprise Group Incorporated Thrift and Tax-Deferred Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Public Service Enterprise Group Incorporated Thrift and Tax-Deferred Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2024, and the related notes (collectively referred to as, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2024 and 2023 and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2024, in conformity with the modified cash basis of accounting described in Note 2.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Modified Cash Basis of Accounting

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a basis of accounting other than the accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i - schedule of assets (held at end of year) (modified cash basis) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Kronick Kalada Berdy & Co., P.C.

We have served as the Plan’s auditor since 2006.

Kingston, Pennsylvania

June 26, 2025

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

THRIFT AND TAX-DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)

	As of December 31,
	2024	2023
	(Thousands)
ASSETS
Investment:
Plan Interest in Master Employee Benefit Plan Trust	$2,281,531	$2,100,256
Total Investment	2,281,531	2,100,256
Receivable:
Notes Receivable from Participants	17,295	16,109
Total Receivable	17,295	16,109
Total Assets	2,298,826	2,116,365
LIABILITIES		—
NET ASSETS AVAILABLE FOR BENEFITS	$2,298,826	$2,116,365

See Notes to Financial Statements.

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

THRIFT AND TAX-DEFERRED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)

YEAR ENDED DECEMBER 31, 2024

(Thousands)
ADDITIONS
Net Investment Income
Change in Plan Interest in Master Employee Benefit Plan Trust	$303,617
Interest on Notes Receivable from Participants	1,149
Total Net Investment Income	304,766
Deposits and Contributions
Participants	72,564
Employer	20,010
Total Deposits and Contributions	92,574
Total Additions	397,340
DEDUCTIONS
Benefit Payments to Participants	239,161
Administrative Expenses	1,661
Total Deductions	240,822
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS, PRIOR TO TRANSFERS	156,518
Transfers from Public Service Enterprise Group Incorporated Employee Savings Plan - Net	25,943
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	182,461
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	2,116,365
End of Year	$2,298,826

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

1.
DESCRIPTION OF THE PLAN

General

The following description of the Public Service Enterprise Group Incorporated Thrift and Tax-Deferred Savings Plan (“Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description (“SPD”) for more information.

The Plan is a defined contribution retirement plan covering substantially all non-bargaining unit employees of Public Service Enterprise Group Incorporated (“Company”) and its Participating Affiliates (each, an “Employer”). The Company’s Employee Benefits Committee (“Benefits Committee”) is the Named Fiduciary of the Plan responsible for the managing of its operation and administration ("Plan Administrator"). The Company’s Thrift and Pension Investment Committee (“TPIC”) is the Named Fiduciary of the Plan responsible for management of the Plan investments and the selection, and monitoring of the funds offered under the Plan. The trustee of the Plan, The Bank of New York Mellon (“Trustee”), is responsible for the custody of the Plan’s assets and Fidelity Investments is the recordkeeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan’s assets are held in a trust account by the Trustee and consist of a divided interest in an investment account of the Master Employee Benefit Plan Trust (“Master Trust”), a master trust established by the Company and administered by the Trustee.

Contributions, Deposits and Investment Options

Generally, Participants may contribute from 1% to 50% of their annual eligible compensation each year, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants have the ability to make Roth Elective Deferrals within the Plan. Participants may designate such Deposits as post-income tax contributions or Roth Elective Deferrals (together, “Nondeferred Deposits”), or pre-income tax contributions (“Deferred Deposits”). The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan. Automatically enrolled participants have their before tax contribution deferral rate set to 3% of eligible compensation after 35 days of hire (or rehire) if they do not affirmatively elect otherwise. Until changed by the participant, their contributions are invested in the Plan's default investment option. The Participant’s Employer contributes an amount equal to 50% of each Participant’s first 8% of eligible compensation made as Deferred Deposits and/or Nondeferred Deposits as its matching contribution to the Plan (“Employer Matching Contributions”). Employer Matching Contributions begin after the Participant has completed 180 days of service, as defined in the Plan, with their Employer. Employer Matching Contributions are made in cash. Participants may also contribute amounts representing eligible rollover distributions from other qualified plans and certain Individual Retirement Accounts (“IRAs”). The employer may also make a qualified nonelective contribution ("QNEC") to the Plan.

Participants may direct the investment of their accounts into various investment options offered by the Plan through the Master Trust. The Plan offers investment options in Investment Contracts, the Common Stock of the Company via the Enterprise Common Stock Fund (“Company Stock Fund”), which has been designated as an Employee Stock Ownership Plan (“ESOP”) under Section 4975(e) of the Code, the Fidelity BrokerageLink Account, mutual funds consisting of various target-date funds, other mutual funds and collective investment funds.

There is a Frozen ESOP Fund which includes amounts only for Participants who were hired prior to August 1, 1986. Contributions to or transfers into the ESOP Fund are no longer permitted. Frozen ESOP Fund Participants receive quarterly payments directly from the Trustee equal to the dividends paid to the Trustee on the shares of the Company Common Stock held for their account in the Frozen ESOP Fund.

Participant Accounts

Individual accounts are maintained for each Participant. Each Participant’s account consists of (a) Participant’s contributions, (b) applicable Employer Matching Contributions, (c) earnings and/or losses, (d) specific Participant transactions, and (e) applicable QNEC contributions, as defined in the Plan. The Participant’s account is reduced for certain administrative expenses. The benefit to which a Participant or beneficiary is entitled upon death, disability, retirement or termination of service, as applicable, is the benefit that can be provided from the Participant’s vested account.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

Participants who have elected to participate in the Company Stock Fund may elect to have the dividends on the shares of the Common Stock paid directly to the Participant (or beneficiary) in cash or paid to the Participant’s account, which will then be reinvested in the Company Common Stock Fund. The reinvestment provision is not applicable with respect to Company Common Stock held in a Participant’s Frozen ESOP Fund.

Notes Receivable from Participants

Except as discussed in the following paragraph, Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance at the time the loan is originated. The loans are secured by the balance in the Participant’s account and existing loans bear interest at rates that at December 31, 2024, ranged from 3.25% to 8.50%, which were commensurate with local prevailing rates at the time that the loan was originated, as determined, at such time by the Benefits Committee or its delegee. Principal and interest is paid ratably through payroll deductions.

No amounts may be loaned directly from any ESOP Fund, from any portion of a Participant’s account attributable to transfers from the Cash Balance Component of the Pension Plan of Public Service Enterprise Group Incorporated or the Pension Plan of Public Service Enterprise Group Incorporated II (“Cash Balance Component”) or from assets held in the Fidelity BrokerageLink. Participants can initiate only one loan per calendar year and may have no more than two loans outstanding at any one time.

These notes receivable are measured at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are paid. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Upon death, disability, retirement or termination of employment, a Participant may elect to receive an amount equal to the value of the vested interest in their account in either a lump-sum payment or may elect to leave the account balance in the Plan and elect a distribution at a later date. If a Participant is no longer working for the Company and has a balance in the Plan, they must begin to receive distributions from their account no later than April 1 following the calendar year in which they reach age 73. If a Participant’s account balance is less than $1,000 at the time of termination or $7,000 is an Alternate Payee or Beneficiary, the Participant will receive an automatic lump-sum payment for the entire account balance. For termination due to death, the Participant’s beneficiary will receive a lump-sum distribution equal to the value of the Participant’s vested interest in their account.

If a Participant withdraws certain post-income tax Deposits and/or vested Employer Matching Contributions before such amounts have been in the Plan for twenty-four months, the Participant will not be eligible to receive matching Employer Matching Contributions during the subsequent six months. If a Participant again withdraws certain post-income tax Deposits and/or vested Employer Matching Contributions before such amounts have been in the Plan for twenty-four months, and if the Participant is already suspended from receiving Employer Matching Contributions, the Participant will not be eligible to make contributions to the Plan for six months.

Distributions to Participants electing to withdraw Nondeferred Deposits and Employer Matching Contributions are made as soon as practicable after such elections are received by the Plan’s recordkeeper. Nondeferred Deposits may be withdrawn at any time, but certain penalties may apply. Deferred Deposits may not be withdrawn during employment prior to age 59 ½ except for reasons of extraordinary financial hardship and to the extent permitted by the IRC (“hardship withdrawals”). Distributions to Participants of approved hardship withdrawals are made as soon as practicable after such approval.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

Vesting

All Participants are 100% vested in the Plan from the first date of hire.

Plan Amendments

The Plan was amended as of December 4, 2023 to (i) change the age for which a Participant must take required minimum distributions from age 72 to age 73 effective January 1, 2023, (ii) change the cash-out distribution threshold for Alternate Payees and beneficiaries from $5,000 to $7,000 effective January 1, 2024, (iii) provide for annual non-elective Employer Contributions for Benefits 2000 Participants effective January 1, 2025, (iv) provide for the Core Contribution/401(k) Program effective January 1, 2025, and (v) increase the automatic enrollment percentage from 3% to 4% effective January 1, 2025.

The Plan was amended as of September 23, 2024 to (i) memorialize that non-spousal beneficiaries can delay distribution until the tenth anniversary of the Participant’s death, (ii) for purposes of required minimum distributions, beginning with the 2024 Plan Year, spousal beneficiaries are treated as if they were the deceased Participant and the Roth Account the Roth In-Plan Conversion Account are excluded from the required minimum distribution calculation, (iii) clarify the Retirement Program election provisions for temporary Employees, (iv) clarify the amount of the Annual Employer Contribution for Participants who transfer to and from the Savings Plan, (v) clarify that a Participant who is suspended from receiving Employer Matching Contributions or making Deposits due to a withdrawal of unmatured contributions shall nonetheless be eligible for the Annual Employer Contribution and the Core Contributions, (vi) provide for additional catch-up contributions for Eligible Employees who have attained age 60 before the close of the Plan Year but who have not attained age 64 by the close of the Plan Year, (vii) provide for Roth In-Plan conversions, and (vii) administrative clarifications.

The Plan was amended as of May 1, 2025 to provide certain Participants who are in the Cash Balance Component with the opportunity to elect the Core Contribution/401(k) Program.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the modified cash basis of accounting, which is a basis of accounting other than generally accepted accounting principles in the United States (“GAAP”). The modified cash basis of accounting utilizes the cash basis of accounting while carrying investments at fair value and recording investment income on the accrual basis.

Use of Estimates

The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan permits Participants to select from among various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and that such changes could materially affect Participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investment is in the Master Trust. The investments maintained in the Master Trust are stated at fair value, as determined by quoted market prices, except for its contracts within the Stable Value Fund, which are valued at contract value, Short-Term Investments and Cash Equivalents. Fair value is the price that would be received to sell an asset or paid to transfer

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

a liability in an orderly transaction between market participants at the measurement date. The Master Trust’s investments in the investment contracts of the Stable Value Fund are with various insurance companies and other financial institutions. Contract value is discussed in Note 3. The TPIC determines the Plan's valuation policies utilizing information provided by its investment advisers, custodians, and insurance company. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefit payments to Participants are recorded upon distribution.

Administrative Expenses of the Plan

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from Participants are charged directly to the Participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments. Certain expenses incurred with the general administration of the Plan, including taxes and brokerage costs, are recorded in the accompanying Statement of Changes in Net Assets Available for Benefits. Certain administrative functions performed by the officers and employees of the Company are paid by the Employers (Note 6).

Contributions

Contributions from the Plan participants and the matching contributions from the Employer are recorded in the year in which the employee contributions are withheld from compensation.

Transfers of the Frozen ESOP Fund

Participants are permitted to transfer all, but not less than all, of the shares of the Company’s Common Stock from their Frozen ESOP Fund to other investment options in the Plan. To effectuate such transfers, the Trustee will sell the shares of the Company’s Common Stock held in the Frozen ESOP Fund and invest the proceeds in the other investment funds designated by the Participant. The cash value of each share of the Company’s Common Stock transferred will be equal to the price per share of the Company’s Common Stock actually received by the Trustee.

SECURE Act 2.0

On December 29, 2022, President Biden signed the Consolidated Appropriations Act (CAA) of 2023, which included the SECURE 2.0 Act of 2022 ("SECURE 2.0"), into law. SECURE 2.0 builds on the SECURE Act of 2019 and implemented a number of changes regarding retirement plans and plan sponsors. The Plan document has been amended for provisions required to be effective in 2024 and will be amended in accordance with the required timeline of the act to ensure compliance with the applicable provisions effective after December 31, 2024.

Subsequent Events

The Plan has evaluated the effects of events that have occurred subsequent to December 31, 2024, through the filing date of this Form 11-K.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

3.
INVESTMENT OF THE PLAN AND THE PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED EMPLOYEE SAVINGS PLAN (SAVINGS PLAN) IN THE MASTER TRUST

Use of the Master Trust permits the commingling of trust assets with the assets of the Savings Plan for investment and administrative purposes. The Savings Plan is a defined contribution retirement plan available to represented employees of the Employers. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net assets and net income or loss of the investment account to the respective participating plans. The net assets and the net investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. Master Trust investments consisted of:

	As of December 31,
	2024	2023
	(Thousands)
Investments of Master Trust at fair value:
Cash, Cash Equivalents and Short-Term Investments	$75,295	$67,308
Common Stock of Public Service Enterprise Group Incorporated*	306,730	246,183
Mutual Funds	701,953	689,833
Collective Investment Trusts	2,324,876	2,007,993
Fixed Income Securities	181,783	184,011
Fidelity BrokerageLink (a)	272,072	220,722
Total Investments, at fair value	3,862,709	3,416,050
Investment of Master Trust, at contract value:
Investment contracts (Stable Value Fund)	586,216	659,494
Net Accounts Payable (a)	(7,586)	(95)
Total Investments of Master Trust	$4,441,339	$4,075,449

(a)
Includes interest and dividends and receivables and payables related to pending securities sales and purchases.

* Permitted party-in-interest transactions.

For the December 31, 2024
(Thousands)
Investment Income of Master Trust:
Net Appreciation in Fair Value of Mutual Funds, Collective Investment Trusts, Fixed Income and Preferred Securities	$457,176
Net Appreciation in Fair Value of Fidelity BrokerageLink (a)	42,194
Net Appreciation in Fair Value of Common Stock of Public Service Enterprise Group Incorporated*	65,327
Interest from Investment Contracts	17,084
Dividends from Common Stock of Public Service Enterprise Group Incorporated*	8,745
Total Investment Income, Net	$590,526

(a)
Amounts primarily relate to equity investments in stocks and in mutual funds. The net change in fair value is primarily comprised of realized/unrealized gains or losses and dividends earned on these equity investments.

* Permitted party-in-interest transactions.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

The changes in net assets of the Master Trust for the year ended December 31, 2024 are summarized as follows:

For the December 31, 2024
(Thousands)
Changes in Net Assets:
Net Appreciation of Investments	$564,697
Dividends from Common Stock of Public Service Enterprise Group Incorporated*	8,745
Interest from Investment Contracts	17,084
Net Investment Income, Net	590,526
Administrative Expenses	(3,524)
Net Transfers	(221,112)
Increase in Net Assets	365,890
Net Assets:
Beginning of Year	4,075,449
End of Year	$4,441,339

* Permitted party-in-interest transactions.

Assets of the Stable Value Fund

The Stable Value Fund utilizes a “building block” approach that invests in a series of proprietary commingled fixed income funds to build each stable value portfolio. This approach provides diversification, typically between 2,500 and 3,000 individual securities broadly diversified across fixed income sectors. As of December 31, 2024, the Stable Value Fund was comprised of the following:

Issuer	Expiration	Effective Rate	Contract Value (Thousands)
Met Tower Life (A)	Open-Ended	2.74%	$72,880
Pacific Life Insurance (A)	Open-Ended	2.67%	104,243
Prudential Ins Co. (A)	Open-Ended	2.58%	101,169
RGA (A)	Open-Ended	2.61%	100,903
Transamerica (A)	Open-Ended	2.68%	103,529
Voya Retirement & Annuity Co. (A)	Open-Ended	2.74%	103,492
Total Investment Contracts			586,216
Investment in BlackRock Financial Mgmt Short-Term Investment		4.37%	11,043
Total Stable Value Fund			$597,259

(A)
Managed by INVESCO Institutional, Inc.

As of December 31, 2023, the Stable Value Fund was comprised of the following:

Issuer	Expiration	Effective Rate	Contract Value (Thousands)
Met Tower Life (A)	Open-Ended	2.77%	$81,953
Pacific Life Insurance (A)	Open-Ended	2.64%	117,272
Prudential Ins Co. (A)	Open-Ended	2.60%	113,904
RGA (A)	Open-Ended	2.62%	113,545
Transamerica (A)	Open-Ended	2.74%	116,443
Voya Retirement & Annuity Co. (A)	Open-Ended	2.79%	116,377
Total Investment Contracts			659,494
Investment in BlackRock Financial Mgmt Short-Term Investment		5.25%	19,836
Total Stable Value Fund			$679,330

(A)
Managed by INVESCO Institutional, Inc.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

Most of the investments in the Stable Value Fund are in benefit-responsive investment contracts. The units in the underlying “building block funds” are held by the Plan’s Trustee. The accounts are credited with earnings on the underlying investments and charged for Participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Master Trust.

Because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contracts. Contract value, as reported to the Master Trust by the Stable Value Fund managers, represents contributions made under the contracts, plus earnings, less Participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers, but may not be less than zero. Such rates are reviewed on a quarterly basis for resetting. The contract does not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.

The Plan's ability to receive amounts due is dependent on the issuer's ability to meet its financial obligations. The issuer's ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events limit the ability of the Master Trust, as directed by the Plan, to transact at contract value with the issuers. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, (4) the failure of the Master Trust to qualify for exemption from federal income taxation or any required prohibited transaction exemption under ERISA, or (5) premature termination of the contract. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Such events include (1) an uncured violation of the Plan's investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, or (4) a material amendment to the agreement without the consent of the issuer.

The average yield based on actual earnings was approximately 4.95% and 4.87% for 2024 and 2023, respectively. The average yield based on interest rate credited to Participants was approximately 2.70% and 2.76% for 2024 and 2023, respectively.

The fair market value of the wrapper contracts in the Stable Value Fund, which is the difference between the Fund’s fair value and contract value, was lower by $(42,220,273) as of December 31, 2024 and was lower by $(46,265,918) as of December 31, 2023.

Assets of the Company Stock Fund

The assets of the Company Stock Fund are invested in shares of the Company’s Common Stock.

Fidelity BrokerageLink

The Fidelity BrokerageLink is a self-directed brokerage account in which Participants can select and manage a wide selection of investments, including mutual funds and stocks. Deposits into the Fidelity BrokerageLink must come from balances transferred from the other options in the Plan. Participants may transfer up to 99% of their account balance, less certain fees, to the Fidelity BrokerageLink.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

Plan Interest in Master Employee Benefit Plan Trust

As of December 31, 2024 and 2023, the Plan's interest in Master Trust investments consisted of:

	As of December 31,
	2024	2023
	(Thousands)
Plan Interest in Master Trust investments at fair value:
Cash, Cash Equivalents and Short-Term Investments	$40,449	$35,191
Common Stock of Public Service Enterprise Group Incorporated*	140,601	115,015
Mutual Funds	361,889	354,475
Collective Investment Trusts	1,197,584	1,036,536
Fixed Income Securities	89,141	91,074
Fidelity BrokerageLink (a)	166,552	135,639
Total Investments, at fair value	1,996,216	1,767,930
Investment of Master Trust, at contract value:
Investment contracts (Stable Value Fund)	290,923	333,922
Net Accounts Payable (a)	(5,608)	(1,596)
Total Plan Interest in Master Trust Investments	$2,281,531	$2,100,256

(a)
Includes interest and dividends and receivables and payables related to pending securities sales and purchases.

* Permitted party-in-interest transactions.

4.
FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

•
Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•
Level 2—Inputs to the valuation methodology include:
o
quoted prices for similar assets or liabilities in active markets;
o
quoted prices for identical or similar assets or liabilities in inactive markets;
o
inputs other than quoted prices that are observable for the asset or liability;
o
inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•
Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

The following tables present information about the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2024 and 2023, including the fair value measurements and the levels of inputs used in determining those fair values.

	Assets at Fair Value Measurements as of December 31, 2024
Description	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3) (A)
	(Thousands)
Cash, Cash Equivalents and Short-Term Investments	$75,295	$75,295	$—	$—
Common Stock of Public Service Enterprise Group Incorporated*	306,730	306,730	—	—
Mutual Funds	701,953	701,953	—	—
Collective Investment Trusts	2,324,876	2,324,876	—	—
Fixed Income Securities	181,783	(129)	181,912	—
Fidelity BrokerageLink	272,072	258,217	13,855	—
Total Investment in Master Trust, at fair value	$3,862,709	$3,666,942	$195,767	$—

	Assets at Fair Value Measurements as of December 31, 2023
Description	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3) (A)
	(Thousands)
Cash, Cash Equivalents and Short-Term Investments	$67,308	$67,308	$—	$—
Common Stock of Public Service Enterprise Group Incorporated*	246,183	246,183	—	—
Mutual Funds	689,833	689,833	—	—
Collective Investment Trusts	2,007,993	2,007,993	—	—
Fixed Income Securities	184,011	133	183,878	—
Fidelity BrokerageLink	220,722	206,205	14,517	—
Total Investment in Master Trust, at fair value	$3,416,050	$3,217,655	$198,395	$—

(A) The Plan's policy is to recognize transfers of investments into or out of Level 3 as of the date of the event or change in circumstances that caused the transfer. For the year ended December 31, 2024, there were no transfers of investments into or out of Level 3. There are no Plan assets requiring the use of Level 3 inputs for the periods presented.

* Permitted party-in-interest transactions.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Certain commingled cash equivalents included in temporary investment funds are valued using observable market prices or market parameters such as time-to-maturity, coupon rate, quality rating and current yield.

Certain Short-Term Investments and Cash Equivalents are stated at cost, which approximates fair market value.

Shares held by Company Stock Fund and Frozen ESOP Fund are valued at their closing price reported on the active market on which the security is traded daily.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Master Trust are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded and are redeemable daily without restriction and are therefore considered Level 1.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

Collective Investment Trusts have a NAV published daily. The Funds are redeemable daily without restrictions on purchases or redemptions.

Fixed Income securities include mainly investment grade corporate and municipal bonds, US Treasury obligations and Federal Agency asset-backed securities with a wide range of maturities. These investments are valued using an evaluated pricing approach that varies by asset class and reflects observable market information such as the most recent exchange price or quoted bid for similar securities and are therefore mostly considered Level 2.

The Fidelity BrokerageLink account primarily consists of common stocks and preferred stocks that are measured using observable data in active markets and considered Level 1. The account also includes debt securities that are valued using an evaluated pricing approach that varies by asset class and reflects observable market information such as the most recent exchange prices or quoted bids for similar securities and considered Level 2.

5.
TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 13, 2017, that the Plan and related trust are designed in accordance with applicable sections of the IRC, although the Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan's benefits counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified, and the related trust is tax exempt.

The Plan Administrator performed an internal audit of the Plan. The Plan Administrator corrected errors discovered during the audit in accordance with the IRS correction program and filed a Voluntary Correction Program submission in May 2024.

Plan management evaluates tax positions taken by the Plan and recognizes a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.
RELATED-PARTY AND PARTY-IN- INTEREST TRANSACTIONS

Certain Plan investments are in the Company’s Common Stock. Since the Company is the Plan Sponsor, these transactions qualify as party-in-interest transactions. Certain administrative functions are performed by the officers and employees of the Company (who may also be Participants in the Plan) at no cost to the Plan.

As of December 31, 2024 and 2023, the Master Trust held 3,630,370 and 4,025,884 shares, respectively, of the Company’s Common Stock, in the Frozen ESOP Fund and the Company Stock Fund, with a market value per share of $84.49 and $61.15, respectively.

For the year ended December 31, 2024, the Master Trust recorded dividend income of approximately $8.7 million from the Company’s Common Stock.

These transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory or administrative exemptions from ERISA’s rules on prohibited transactions.

7.
PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, Participants are always 100 percent vested in their Employer Matching Contributions.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

8.
RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following describes classification differences between the financial statements and the Form 5500:

	2024	2023
Net assets available for benefits per the financial statements	$2,298,825,959	$2,116,365,086
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(21,587,067)	(23,717,634)
Net assets available for benefits per Form 5500	$2,277,238,892	$2,092,647,452

The Form 5500 includes a Net Investment Gain of $304,086,032 from Master Trust Investments for the year ended December 31, 2024 consisting of $305,747,248 of Investment Gains (comprised of the $303,616,681 of the Plan’s interest in gains of the Master Trust plus the $2,130,567 adjustment from fair value to contract value for fully benefit-responsive investment contracts) minus $1,661,216 of administrative expenses.

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

THRIFT AND TAX-DEFERRED SAVINGS PLAN

PLAN No. 004, EIN No. 22-2625848

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) (MODIFIED CASH BASIS) DECEMBER 31, 2024

(a)	(b) Identity of Issue, Borrower or Similar Party	(c) Description of Investment, including maturity date, rate of interest, collateral, and par or maturity value	(d) Cost	(e) Current Value
*	Various Participants	Participant Loans (maturing 2025 to 2029 at interest rates of 3.25% to 8.50%), secured by participant accounts	**	$17,294,886

* Permitted party-in-interest transactions.

** Cost information is not required for participant-directed investments and loans, and therefore is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Public Service Enterprise Group Incorporated

Thrift and Tax-Deferred Savings Plan

(Name of Plan)

By: /s/ Sheila Rostiac
Sheila Rostiac Chairperson of Employee Benefits Committee

Date: June 26, 2025

EXHIBIT INDEX

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm